Filed Pursuant to Rule 433

Dated October 18, 2016

Registration Statement Nos. 333-206891-01, 333-206891-02,

333-206891-03

Relating to

Preliminary Prospectus Supplement dated October 18, 2016 and

Prospectus dated September 11, 2015

CNH INDUSTRIAL CAPITAL LLC

$400,000,000 3.875% NOTES DUE 2021

Issuer:	CNH Industrial Capital LLC
Principal Amount:	$400,000,000
Maturity:	October 15, 2021
Coupon:	3.875% per annum
Price to Public:	99.441% plus accrued interest from October 21, 2016 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$394,964,000
Yield to Maturity:	4.000%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2017
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.50% (50 basis points)
Settlement:	T+3; October 21, 2016
CUSIP / ISIN:	12592B AG9 / US12592BAG95
Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC
BBVA Securities Inc. Natixis Securities Americas LLC

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling Barclays Capital Inc. at toll free +1(888) 603-5847, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or RBC Capital Markets, LLC at toll free +1(866) 375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com.